UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 31, 2023

(Date of earliest event reported)

Ohanae, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other incorporation)	(I.R.S. Employer Identification No.)

1460 Broadway, New York, NY 10036

(Full mailing address of principal executive offices)

(888) 617-7288

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

Resignation of Independent Registered Public Accounting Firm.

On January 31, 2023, Ohanae Inc. (the “Company”) received a notification from YSL & Associates LLC (“YSL & Associates”) informing the Company of its resignation, effective that day, as the independent registered public accounting firm of the Company.

YSL & Associates’ audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2021 and 2020 contained a “Going Concern” note indicating substantial doubt about the Company’s ability to continue as a going concern. In each case, the consolidated financial statements did not include any adjustments or modifications with respect to this matter.

During the years ended December 31, 2021, and 2020, and through the subsequent date on which they resigned, there were (i) no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and YSL & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to YSL & Associates’ satisfaction, would have caused YSL & Associates to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided YSL & Associates with a copy of the disclosures it is making in this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether or not YSL & Associates agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of YSL & Associates’ letter dated March 17, 2023, is filed as Exhibit 9 hereto.

Engagement of New Independent Registered Public Accounting Firm.

On February 15, 2023, the Company engaged FastTax Accounting LLC (“FastTax”) as the new independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022.

During the fiscal years ended December 31, 2021 and 2020 through February 15, 2023 neither the Company nor anyone acting on the Company’s behalf consulted with FastTax regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; (iii) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (iv) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OHANAE, INC.

By:	/s/ Gregory Hauw
Name:	Gregory Hauw
Title:	Chief Executive Officer

Dated: March 21, 2023

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Exhibits.

Exhibit No.	Description
9	Letter, dated March 17, 2023 from YSL & Associates LLC to the Securities and Exchange Commission

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